Exhibit 99.2

Lithium Americas Corp.

(the “Company”)

Annual General and Special Meeting of Shareholders of the Company

held on May 24, 2024

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3

1.
Number of Directors

By resolutions passed via ballot, the number of the directors of the Company was set as eight. The results of the ballot were as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
85,719,270	96.53	3,084,481	3.47

2.
Election of Directors

By resolution passed via ballot, the following eight nominees listed in the Company’s Management Information Circular dated March 21, 2024 (the “Circular”) were elected as directors of the Company to hold office until the next annual meetingof shareholders of the Company, or until their successors are earlier elected or appointed. The results of the ballot were as follows:

Nominee	# Votes For	% Votes For	# Votes Witheld	% Votes Witheld
Kelvin Dushnisky	45,768,333	95.40	2,204,376	4.60
Michael Brown	46,792,466	97.54	1,180,243	2.46
Fabiana Chubbs	46,567,741	97.07	1,404,969	2.93
Jonathan Evans	46,703,884	97.36	1,268,823	2.64
Yuan Gao	46,872,455	97.71	1,100,253	2.29
Zach Kirkman	46,867,660	97.70	1,105,047	2.30
Jinhee Magie	46,629,899	97.20	1,342,811	2.80
Philip Montgomery	46,940,856	97.85	1,031,852	2.15

3.
Appointment of Auditor

By resolution passed via ballot, PricewaterhouseCoopers LLP, Chartered Professional Accountants, were appointed as auditor of the Company for the ensuing year until the close of the next annual meeting of shareholders of the Company, and the directors were authorized to fix their remuneration. The results of the ballot were as follows:

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
86,291,444	97.17	2,512,311	2.83

4.
Approval of the Amendment to the Company’s Articles

By resolution passed via ballot, the Company’s amended articles, as set out in the Circular, were approved. The results of the ballot were as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
36,743,352	76.59	11,229,358	23.41